

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

John R. Plachetka
President and Chief Executive Officer
Pozen Inc.
1414 Raleigh Rd, Suite 400
Chapel Hill, NC 27517

>   **Re: Pozen Inc.**
>   **Form 10-K for the year ended 12/31/2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **File No. 000-31719**

Dear Mr. Plachetka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Nomination and Election of Directors, page 6

1. Please disclose whether your Board of Directors considers diversity in identifying nominees for director as required by Item 407(c)(2)(vi) of Regulation S-K.

Base Salary, page 22

2. Please identify the annual survey of life science companies to which you subscribe for the purpose of setting the base salaries of your executive officers.

Annual Cash Incentives, page 23

3. We note your disclosure that the Compensation Committee awards cash bonuses based on a review of corporate and individual performance objectives. Although you have

provided a discussion of Dr. Plachetka's individual performance for 2009, it does not appear that you have also provided a discussion of the individual performance objectives that were established for him at the beginning of the performance period. As such, please disclose:

    a. The individual performance objectives applicable to Dr. Plachetka that were used to determine his annual bonus and how each objective was weighted, if applicable. To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative.

    b. The threshold, target, and maximum levels of achievement of each performance measure, if applicable.

    c. The level of achievement of these individual performance objectives.

    d. How this level of achievement translated into the amount of bonus to be awarded.

Please also provide this level of detail with respect to each of your other named executive officers. We note the discussion for each of Mer. Hodges, Dr. Orelmans, Ms. Thomas and Ms. Cermak is somewhat vague as to the description of objectives. For example, phrases like "certain financial objectives" and "specified progress" are not sufficiently specific.

Equity and other long-term incentive compensation, page 24

4. Please expand your discussion here to include the, "contributions" of Mr. Hodges, Ms. Thomas and Dr. Orlemans that led to the equity awards they received in 2009.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director